VIA EDGAR

December 22, 2025

Division of Corporation Finance

Office of Crypto Assets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	21Shares Dogecoin ETF
Amendment No. 6 to the Registration Statement on Form S-1
Filed December 22, 2025
File No. 333-286456

To Whom it May Concern:

On behalf of 21Shares Dogecoin ETF (the “Trust”), submitted herewith via the EDGAR system is the Trust’s response to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that the Staff provided in correspondence dated December 15, 2025 with respect to the Trust’s registration statement on Form S-1, as amended (the “Registration Statement”), filed on December 2, 2025. Also included herewith is the Trust’s supplemental response to the correspondence filed on May 28, 2025 with respect to comments provided by the Staff in correspondence dated May 6, 2025, relating to the Trust’s initial draft registration statement on Form S-1 filing.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in Amendment No. 6 to the Registration Statement filed by the Trust on the date hereof (such registration statement being referred to herein as the “Pre-Effective Amendment”). We have incorporated any changes referenced below into the Pre-Effective Amendment.

With Respect to the Staff’s Correspondence dated May 6, 2025:

Comment 2: Registration Statement on Form S-1 – General: To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Response: With respect to the Staff’s comment, the Trust supplementally advises the Staff that it has submitted to the Staff, via the Kiteworks platform, a copy of the “form of” fact sheet that the Trust intends to use upon the listing of the Trust’s Shares on the Exchange.

With Respect to the Staff’s Correspondence dated December 15, 2025:

Comment 1: Amendment No. 5 to Registration Statement on Form S-1 – The Trust’s Service Providers – The Service Provider, page 75. Please revise to provide greater detail regarding the Support Services Agreement, including compensation. In this regard, we note publicly available information that in exchange for providing research, data, sales and marketing and operational support services, House of Doge is entitled to compensation equal to 50% of the net sponsor fee, payable quarterly in arrears.

Response: With respect to the Staff’s comment, the Trust advises the Staff that it has revised its disclosure on pages, 5, 7 and 75 of the Pre-Effective Amendment to, among other things, disclose the percentage of the Sponsor Fee, after reduction for operating expenses of the Trust, to be payable to the Service Provider.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP